UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

As previously disclosed,

On October 6, 2025, Giant Connection Limited (“Giant Connection”), a fully owned subsidiary of TROOPS, Inc. (the “Company”) entered into a Sale and Purchase Agreement (the “Agreement”) with CORE EXPERT INVESTMENT LIMITED, (the “Vendor”). The Vendor has ownership of 2,835,750 ordinary shares (the “Sale Shares”), being 19.9% of the issued and outstanding shares of HK Golden, Inc. (the “Target Company”), a company incorporated in the British Virgin Islands. HK Golden, Inc. and its subsidiaries primarily provide digital marketing services to clients and operate HKGolden.com, an online social forum and networking platform in Hong Kong. Pursuant to the Agreement, the Vendor has agreed to sell and Giant Connection has agreed to purchase the Sale Shares for an aggregate consideration of HK$70,000,000 to be satisfied through several bank transfers, to the bank account as stipulated by the Vendor, with the last subsequent payment to be made on or before the Target Completion Date.

Completion of the Agreement occurred on October 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: November 6, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer